March 28, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-2-13

QUATERRA ADOPTS ADVANCE NOTICE POLICY FOR DIRECTOR
NOMINATIONS

VANCOUVER, B.C.— Quaterra Resources Inc. (“Quaterra”) announces that its board of directors has approved an advance notice policy (the “Policy”) for the purpose of providing shareholders, directors and management of Quaterra with a clear framework for nominating directors. The Policy is designed to further Quaterra’s commitment to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Policy contains a provision requiring advance notice to Quaterra in certain circumstances where shareholders of Quaterra nominate individuals for election to the board of directors. The Policy establishes deadlines by which director nominations must be submitted to Quaterra prior to any annual or special meeting of shareholders and also outlines the information that must be included in the notice to Quaterra for an effective nomination to occur.

The deadline for notice to Quaterra in the case of an annual meeting of shareholders is not less than 30 days nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), the deadline for notice to Quaterra is no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective as of March 27, 2013. The full text of the Policy is available via SEDAR at www.sedar.com or upon request of Quaterra’s Corporate Secretary at (604) 684-9384.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company is currently involved in the consolidation and evaluation of its flagship property, the 100%-owned Yerington copper district in Nevada.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.